UNITED  STATES                        -------------------------
  SECURITIES  AND  EXCHANGE  COMMISSION                   OMB  APPROVAL
        Washington,  D.C.  20549                  -------------------------
                                                  OMB  Number:     3235-0058
             FORM  12b-25                         Expires:  January  31,  2005
                                                  Estimated  average  burden
                                                  hours  per  response2.50

    NOTIFICATION  OF  LATE  FILING                SEC  FILE  NUMBER:  0-21679

           (Check  One):

[  ] Form 10-K and Form 10-KSB  [  ]  Form  11-K
[  ] Form 20-F  [X] Form 10-Q and 10-QSB  [ ] Form N-SAR

For  Period  Ended:  June  30,  2002
                     ---------------------

[  ]  Transition  Report  on  Form  10-K and Form 10-KSB
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q and Form 10-QSB
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:
                                -----------------------------

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 READ  INSTRUCTION  SHEET  BEFORE  PREPARING  FORM.  PLEASE  PRINT  OR  TYPE.
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   Nothing  in  the  form  shall  be  construed to imply that the Commission has verified  any  information  contained  herein.
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If  the  notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:

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PART  I  -  REGISTRANT  INFORMATION

                         RETURN  ASSURED  INCORPORATED
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Full  Name  of  Registrant

                         5962 La Place Court, Suite 230
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Address  of  Principal  Executive  Office  (STREET  AND  NUMBER)

                               Carlsbad, CA 92008
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City,  State  and  Zip  Code

PART  II  -  RULES  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


[X]   (a)  The  reasons  described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has  been  attached  if  applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays in completing its unaudited financial statements for the quarterly period ended June 30, 2002, registrant has only recently provided such financial statements and related data to its independent accountants for review. Registrant expects its Form 10-QSB to be filed on or before August 19, 2002.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Adam  S.  Gottbetter                  212                983-6900
 ----------------------------------     -----------        ------------------
            (Name)                      (Area  Code)        (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X]  Yes  [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On April 26, 2002, the Registrant entered into an Acquisition Agreement with EliteJet, Inc., a Nevada corporation ("EliteJet") and the shareholders of EliteJet pursuant to which Registrant acquired EliteJet in a so called "reverse acquisition." For accounting purposes however, EliteJet is deemed to be the acquiror. Accordingly, the post reverse acquisition comparative historical financial statements furnished for Registrant will be those of EliteJet. For the six months ended June 30, 2002, EliteJet has approximately $1.3 million of net revenue and a net loss of approximately $1.0 million.



                         RETURN  ASSURED  INCORPORATED
             ------------------------------------------------------
                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15,  2002                By:  /s/    Scott Walker
     ---------------------------       ----------------------------------------
                                       Name:    Scott Walker, President